1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye -Stillwater”,”the Company” and/or “the Group”)
Exhibit 99.1
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
MARKET RELEASE
Dealings in securities by Prescribed Officers and an Associate
Johannesburg, 26 November 2020.
Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
L Charbonnier
Position
EVP: Business Development
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of ADRs
Transaction Date
24 November 2020
Number of Shares
3 154
Class of Security
ADR
Market Price per share
£9,5088
Total Value
£29 990,76
Number of Shares
3 149
Class of Security
ADR
Market Price
£9,5263
Total Value
£29 998,32
Number of Shares
2 602
Class of Security
ADR
Market Price
£9,5426
Total Value
£24 829,85
Name
R van Niekerk
Position
EVP: Technical Services
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of shares
Transaction Date
24 November 2020
Number of Shares
37 427
Class of Security
Ordinary shares
Market Price per share
R48,57
Total Value
R1 817 829,39

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Name
M Charbonnier
Position
An Associate to Prescribed officer L
Charbonnier, EVP: Business Development
Company Sibanye-Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market purchase of ADRs
Transaction Date 24 November 2020
Number of shares 516
Class of Security ADR
Market Price £9,6795
Total Value £4 994,62

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website: www.sibanyestillwater.com

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the
“Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects;
financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and
the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).